

March 7, 2024

Tiewei Song
Chief Executive Officer
BIMI Holdings Inc.
9th Floor, Building 2
Chongqing Corporation Avenue
Yuzhong District, Chongqing,
P. R. China, 400010

> **Re: BIMI Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Correspondence dated February 7, 2024**
> **File No. 001-34890**

Dear Tiewei Song:

We have reviewed your February 7, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Regulation of Overseas Listing, page 19

1.   We note your response to prior comment 5, however, the proposed disclosure you have included in your response letter does not materially differ from the disclosure that appears in your annual report, so we are unable to determine how this proposed disclosure is responsive to our comment. Please revise or advise.

Liquidity and Capital Resources, page 73

2.   We note your response to prior comment 9. Please provide Exhibit A with the revised Consolidated Statement of Cash Flows.

<u>Consolidated Statements of Stockholders' Equity, page F-6</u>

3.　　We note your response to prior comment 11. Please provide Exhibit B, the revised Consolidated Statements of Operations and Comprehensive Loss, and Exhibit C, the revised Consolidated Statements of Stockholders' Equity.

<u>Consolidated Statements of Cash Flows, page F-7</u>

4.　　We note your response to prior comment 12. Please provide the accounting guidance for presenting stock compensation as a non-cash transaction in the supplemental information and not as an adjustment in operating activities.

　　Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:　　Pang Zhang-Whitaker